2025 REPORT

Quorum X Diagnostics, Inc.


covidNOW
by Quorum X Diagnostics
Real-Time Detection Kit
First at-home Covid-19 Antigen Test
COVIDNOW®
4 min at-home Antigen test for Covid.
Other Rapid Tests
Multiplex Test for Pneumonia, Bronchitis, UTI, Yeast Infection and Bacterial Vaginosis.
Quorum X Diagnostics
"When Bacteria Speak, We Listen."
We are a Quorum Sensing Rapid Diagnostic Company
QXD-1
Fast test for Pseudomonal Pneumonia.

LETTER

Dear investors,

Despite the challenges in these last years, Quorum X Diagnostics, Inc. stays persistent in our vision of bringing groundbreaking quorum sensing diagnostics to market. Lesser men would have given up, yet we still forge on, driven by purpose. The market has strong signals that a Pseudomonas aeruginosa diagnostic is of great interest to healthcare providers. CarbX and Cystic Fibrosis Society has recently funded similar but different diagnostics also identifying Pseudomonas, however we are the only ones looking at bacteria's quorum sensing communications. Targeting Quorum Sensing Compounds would allow us to identify a Pseuodomomas infection days earlier than other methods currently being developed.

We need your help!

Finding a diagnostic partner. As we move forward, we are actively seeking a strategic partner to help us bring our quorum sensing diagnostic to market. We

believe that with the right partner, we can accelerate development, scale our impact, and achieve clinical success. We are looking for a partner(s) that are interested in a Pseudomonas aeruginosa diagnostic. We are looking for an early partner.

Sincerely,

Dr. Maria Nagy

CEO

Dr. Angel A. Rivera

CTO

How did we do this year?



REPORT CARD

C+

☺ **The Good**

persistance despite challenges

We submitted articles to journals

We applied to Cystic Fibrosis Society

☹ **The Bad**

Still looking for a diagnostic clinical partner.

Delays due to bootstrapping

Lack of funding to do bench work

2025 At a Glance

January 1 to December 31



$0

Revenue



-$5,816 [259%]

Net Loss



$34,000 +55%

Short Term Debt



$0

Raised in 2025



$1,103

Cash on Hand
As of 04/22/26

INCOME   BALANCE   NARRATIVE


Revenues
Profit
$3,654
$0
$0
-$5,816
2024
2025

Net Margin: 0% **Gross Margin:** 0% **Return on Assets:** -5% **Earnings per Share:** $0.00 **Revenue per Employee:** $0

Cash to Assets: 7% **Revenue to Receivables:** ~ **Debt Ratio:** 199%

QXD_GAAP_2025-Financial_Report-Final.docx_-_Google_Docs.pdf

We ❤ Our 342 Investors

Thank You For Believing In Us

Nelton Barrett	Wardell Carter	Shannon Massara	Exel Fairclough	Alex Santamaria	Yannick Lewis
Berwynson R Salazar	Sheila Henriques	Felix Ampongan	Lindsay Newman	Charles Ellis	Brian Gross
Omar Shehab	Tom Loveman	Larry Diamond	Roxy Figueroa	Michael Spiegelman	Mitchell Gibson
Tre Baker	Braun Mincher	Yohance Williamson	Yvonne Landry	Gilberto Rodriguez	Mads Georgsen
Keeth Johnson	Janelle Cooper	Linda Kreitz	Catherine Smith	Anthony Wragg	Quang Ho
Hatem Rowaihy	Roderick Herron	Serge-Eric Tremblay	David Carrillo	Nelson A Legaspi	Jeremy Hasbrouck
Andrew Candido	Harold Taber	Everett C Anderson	Florin Badita	Bertram V. Council Sr.	Herman Venter
Nicky Golbahar	Christopher J Reed	Cody Heisinger	Emah Anyang	Tim Jackson	Tom Dolezal
Kenneth Stewart, DO	Michael Kam	Nia Lizanna	Quan Yin Lynne Williams	Jason Roe	Ron Hudspeth

Megan Moran
Tami Langshaw
Jarett Cory
Clifton McMillan Jr.
Silas Grossberndt
Tonya Yvette
Bob Rainey
Denise Fricano
David Wong
Joseph Oseghale
Richard Bentley
Bashar Nesheiwat
Paul Nardella
Bhim Subedi
Amit Choksi
Carl Moreland
Chester-Castillo Morales
Julio Pena
Jason Hershberger
Michael Ligouri
Aaron Wayne Carpenter
Joseph Pensiero
Francis Atkins
CM Soltero
Jason Tarbet
Charles Hardwick
Ann Mahoney Kadar
Marshall Royce
Bob DeLuca
Luciano Ferreira
Albert A Magana
Douglas Gaasvig
Robert Duke
Jakob Mickley
Ken Rudominer
Scott Leibold
Dale Richardson
Elliot Martinez
Fahad Kashem
Ines Rosales
Patrick Enweronye
Jon Shingler
Man Cel Associates, Inc.

Rakesh Patel
Hak Lee
Victoria Chumney Powell
Kwame Theriot
Hitesh Chhabria
Yen M Chea
Robert Casey
Larry Yonish
Michael Vo
Chandler Koglmeier
John Ritter
Chris Hogue
David Hudson
Gabriel Gomez
Audrey Joy
Anne LaForti
Sebastian Jimenez
John Brooks
Eufred Houndegla
William A Evans
Everett Lindsey
Ky Nix
Daniel McElroy
Samantha Bynum
Jacobus Dirk...
John Lehotsky
Neil McNamara
Wyatt Powell
Rob Miller
Gregory Mitchell
Anna Dopierala
Gary Matthew Clemens
Glenn Tomio Segawa
Richard Block
Lee Szam
Anthony Delcourt
Frederick Johnson
Dale Edberg
Chris Adams
Clyniece Watson
Daniel Epstein
Mark Koepsel

Keith Guerin
Bee Yang
Gavin Powell
Dave Genette
Mike Rice
Charlene Sealy
Jess Javier
Antoinette M Spillers
Billy Myles
Kingsley Asare
Lillian Jefferson
Sherri Williams
Jaison John Betsekas
Joseph Preterotti
Alfonso Quinones
Ronald Allen
Henry Okeke
Kyle Dees
Jason Hanigan
Davender Bhardwaj
Joel Roberts
Davinder Sharma
Dan TRAN
Alice G Lambur Ponce...
Navdeep Jhita
Malachi Hurst
Shivaprakash Bhairappa
Mouang Saechao
Sandy Toth
George Berry
James Butler
Lorie Davis
Mark Lerner
Scott Voelkerding
Peter Banos
Angeles Siarza
Zaw Wawhkyung
Charles Opoku
Webster Thomas
Marcus Morgan
Jennifer Hamelin
Oluwafunbi Awoniyi

John E Mason
Baron Huntington
Cory Waggoner
Robert Morrison
Becky Walker Williams
Bojah Jacob
Gary Tortomasi
David Phipps
Christopher Hanson
Beverly Brown
Noel Levine
Reba Sue Johnson
Jackson Tan
Leathia L. Williams
Eric Petterson
Patrick Shay
Jason Wildes
Emmanuel Antoine
Robert Lee
Timur Kozhakanov
Kerby Scales
Michael Brady
Georgia Chronas-...
Douglas Lippert
Apurva Shah
Willie Buckines
Karthik Thenkondar
Cody R Austin
David Goldberg
Heath Renfrow
Steven Buckines
Rahim Baldwin
Ebrima Dibba
Dipendra Tiwari
Nathanial Johnson
Cuong Nguyen
Exavior Joseph Hunt
Gregory Johnson
Todd Giardina
John Brooks
Gabriel Paravisini
James Lisk

Kewanna Gordon
Gary Jones
Domenic Gigliotti
Iran E Spradley
Alvin Wong
Paul-alvin Chad Phan
Anil Sunny
Robert Cervelli
Jedaiah Walsh
Don Oliver
Maria Clark
James Molnar
Juan Carlos Castillo
Shui Chong Tong
Khalil Rekani
Matthew Salkeld
Georganna Brooks
Kiranmayi Komati
Dr. Lisa B. Rivera
Shelly Kennin
Stephen Slay
Mallika Rai
William A Corrao
Sonja Palmer
Bradley James Vancil
Anne Miller
David Sidbury
Erick Cardona
Satyaprakash Vedule
Chris Linner
Stephan De Kwiatkowski
Ravi Parihar
Tirus Gitao
Jim Dalton
Hugh Donatello
Andrew Mcdougal
Brian Yinan Li
Matthew Scherer
Joseph C Cortini JR
Ha Nguyen
Dawn M Manke
Thomas Harbaugh

Frank Dissinger
S Marie Lyons Bazile
Jill Krol
Daniel McNamee
Kurt Schlicher
Alireza Khadem-Ghaeini
Terell Sloan
Gregory Christie
Chris D. Busick
Richard Bjelland
Morris Gelman
Liling Tan
Clifton J Mc Millan Sr
Dr. Pete I. Maduka-Okafor
Sean Doherty
Arthur Simon
William Edward Matthews
Maria Nagy
Richard R. Simpson
Otis F. Smith Jr.
Dan Luhman
Rhett Butler
Charles Bringe
Brian L Elliott-Pearson
Devonta Findley
Wanda White
Timothy P Rodgers
Edward Bush
Christopher Goggin
Justin Flod
Sherie OConnell
James Luciani
Ricardo Bernardino
Leslie White
Winston Arver
Julio Castellan
Paul Kauer
Keith Raymond Hayden
Daniel Serralde
Nalini Sridharan
William T McGhee
Jay Hegwer

Thank You!

From the Quorum X Diagnostics, Inc. Team





Dr. Maria Nagy

CEO

Ph.D. microbiologist & Quorum Sensing Expert. Academia/Research/Industry-QA/QC. At GSU she built a hybrid research lab/class based on her graduate research, it ran for 7 years. At its height, she had 21 researchers all...

Dr. Angel A. Rivera

CTO

Proud Graduate of UAB, seasoned scientist of 25 yrs and he has published over 80 peer-reviewed journal articles over various topics.



Dr. Rodney Nash in

Advisor

CEO of Jeevan Bioscience, CSO/Product Manager of Omni International, and Board Member, Children's Health Care of Atlanta-...



Mr. Azad Rahman in

Advisor

10 years Former Deloitte Manager and Supply Chain Expert and CEO of Alana Athletica.



Eric Woods in

Advisor/Investor

Experienced researcher in materials science, chemistry, and biology and a former patent examiner.



Dr. Navi Jhita

Advisor

NIH Post-Doctoral Fellow in Cancer Immunology and Vaccines, Department of Pediatrics, Division of Immunology, The Lowrance Center,...





Sherri Williams

Fundraising & Marketing

Enthusiastic & energetic marketing consultant (& investor) with marketing experience in the scientific research sector also have a Certified Marketin...

Victoria Chumney Powell

QXD- National Sales Director

Launched new aesthetic product line and company branding. Owner / Operator of Wellness Center and Spa Owner / Operator of $5M insurance...

Details

The Board of Directors

Director	Occupation	Joined
Dr. Angel A. Rivera	CTO @ QXD	2019
Maria M. Nagy	CEO @ Quorum X Diagnostics	2017

Officers

Officer	Title	Joined
Dr. Angel A. Rivera	CTO	2019
Maria M. Nagy	CEO	2017

Voting Power ⓘ

Holder	Securities Held	Voting Power
Maria M. Nagy	5,100,000 Common Stock	65.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2018	$8,678		Other
09/2018	$2,000		Section 4(a)(2)
10/2018	$500		Section 4(a)(2)
10/2018	$3,000		Section 4(a)(2)
12/2018	$1,500		Section 4(a)(2)
01/2019	$22,500		Other
03/2019	$12,500		Section 4(a)(2)
10/2019	$3,000	Safe	Section 4(a)(2)
12/2019	$31,386		Other

06/2020	$10,000	Safe	Section 4(a)(2)
07/2020	$750	Safe	Section 4(a)(2)
08/2020	$10,000	Safe	Section 4(a)(2)
10/2020	$3,000	Safe	Section 4(a)(2)
11/2020	$5,000	Safe	Section 4(a)(2)
11/2020	$5,000	Safe	Section 4(a)(2)
12/2020	$147,721		4(a)(6)
12/2020	$44,813	Safe	Section 4(a)(2)
12/2020	$35,664		Other
03/2021	$2,000	Safe	Section 4(a)(2)
04/2021	$400,000	Common Stock	Section 4(a)(2)
06/2021	$50,000		Section 4(a)(2)
12/2021	$17,000		Section 4(a)(2)
12/2021	$100,000		Section 4(a)(2)
01/2022	$21,000		Section 4(a)(2)
02/2022	$50,000		Section 4(a)(2)
05/2022	$67,050		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
09/30/2018	$2,000 ⓘ	8.0%	20.0%	$3,000,000	09/30/2019 ⓘ
10/30/2018	$500 ⓘ	8.0%	20.0%	$3,000,000	10/30/2019 ⓘ
10/31/2018	$3,000 ⓘ	8.0%	20.0%	$3,000,000	10/31/2019 ⓘ
12/28/2018	$1,500 ⓘ	8.0%	80.0%	$3,000	12/29/2019 ⓘ
03/31/2019	$12,500 ⓘ	8.0%	25.0%	$3,000,000	03/31/2021
12/31/2021	$100,000 ⓘ	12.0%	0.0%	$25,000,000	12/31/2022
01/31/2022	$21,000 ⓘ	12.0%	0.0%	$25,000,000	01/31/2023

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Maria M. Nagy ⓘ	01/31/2018	$8,678	$8,678 ⓘ	0.0%	02/28/2027	Yes
Maria M. Nagy ⓘ	01/01/2019	$22,500	$22,500 ⓘ	0.0%		Yes
Maria M. Nagy ⓘ	12/29/2019	$31,386	$31,386 ⓘ	0.0%		Yes
Maria M. Nagy ⓘ	12/27/2020	$35,664	$21,164 ⓘ	0.0%	02/28/2027	Yes
Maria Nagy ⓘ	12/31/2021	$17,000	$17,000 ⓘ	0.0%		Yes

Related Party Transactions

Name	PayPal
Amount Invested	$5,500
Transaction type	Loan
Issued	02/20/2024
Outstanding principal	

Outstanding principal plus interest	$5,775 as of 04/2025
Interest	5.0 per annum
Maturity	12/31/2027
Outstanding	Yes
Relationship	Vendor

This is a line of credit from paypal to Maria Nagy to cover lawyer fees for Barrett Law. The interest rate is ~5%.

Name	Mark Koepsal
Amount Invested	$8,500
Transaction type	Loan
Issued	05/05/2023
Outstanding principal plus interest	$8,500 as of 05/2020
Interest	0.0 per annum
Maturity	05/30/2026
Outstanding	Yes
Current with payments	Yes
Relationship	Advisor

This is a 5% interest loan with no maturity date, issued by the Company's CEO, Maria Nagy. It is intended to be paid back once the Company decides there is adequate cash flow.

Name	Lisa Bronson
Amount Invested	$6,500
Transaction type	Loan
Issued	09/12/2024
Outstanding principal plus interest	$7,800 as of 04/2025
Interest	20.0 per annum
Maturity	12/31/2026
Outstanding	Yes
Current with payments	Yes
Relationship	Friend of QXD

This was a short term loan by Lisa Bronson, friend of QXD. To help cover cost of Lawyer fees. Two transactions totaling $6500 were made by her on her credit card to cover Barrett Law fees. The amount with was $6500 plus the corresponding card interest fees that will be ~ 20%.

Name	Affirm
Amount Invested	$1,425
Transaction type	Loan
Issued	08/18/2024
Outstanding principal plus interest	$1,002 as of 04/2025
Interest	36.0 per annum
Maturity	04/30/2026

Outstanding	Yes
Relationship	Vendor

This is a short term loan taken by Maria Nagy to help cover costs of lawyer fees, Melissa Barrett.

Name	Maria M. Nagy
Amount Invested	$19,972
Transaction type	Loan
Issued	12/31/2024
Outstanding principal plus interest	$20,971 as of 04/2025
Interest	5.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder/CEO

This is a short term loan from the Founder CEO to the company, with no maturation date to be paid back when adequate funds are available for the group.

Name	Maria Nagy
Amount Invested	$4,785
Transaction type	Loan
Issued	12/31/2023
Outstanding principal plus interest	$5,349 as of 04/2026
Interest	5.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder/CEO

This is a loan to the year to loan to the company via deposits through the year in order to bootstrap the company. It is a loan at 5% interest with no maturity date. This is to be paid back when the company is in good financial position to pay the loan back.

Name	Maria Nagy
Amount Invested	$21,401
Transaction type	Loan
Issued	12/31/2025
Outstanding principal plus interest	$21,738 as of 04/2026
Interest	5.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder/CEO

This is a loan to the year to loan to the company via deposits through the year in order to bootstrap the company. It is a loan at 5% interest with no maturity date. This is to be paid back when the company is in good financial position to pay the loan back.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	7,745,000	Yes

Warrants: 0
Options: 500

Form C Risks:

We may not be able to achieve a high enough sensitivity due to variability with the mass populous completing their own nasal swabbing.

That FDA EUA may not approve the at-home COVID NOW test due to unforeseen or uncorrectable circumstances.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The COVID market may dry up in the next 6 months due to vaccines and summertime.
Please note we plan to go international with our COVID product. Also, please note we are NOT just a Covid company!

We may be unable to get the test appropriate sensitivity and specificity for EUA approval.

The antibodies that we are using may not be stable enough to withstand high output manufacturing.

A bigger company may block our path to market or under cuts on price to where we cannot compete.

We may not be able to convince the FDA of our phone app AI technology adequately reads the LFA sticks.

The team consists of 3 full-time employees, 2 part-time employees, and 7 volunteer interns. Everybody is on a low or no salary structure. If salaries are not increased they may find other jobs elsewhere.

we may not be able to achieve the burden of proof with the phone app. FDA is asking for a lot of safety validations.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the guarantee that the Company will develop in a way that is optimal for or advantageous to the investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ⓘ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created ⓘ
for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce
of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;

the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

our results of operations, financial position and capital resources;

current business conditions and projections;

the marketability or lack thereof of the securities;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Quorum X Diagnostics, Inc.

Delaware Corporation
Organized August 2017
1 employees
1860 Montreal Rd

.

Tucker GA 30084 https://quorumxdiagnostics.com/

Business Description

Refer to the Quorum X Diagnostics, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Quorum X Diagnostics, Inc. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less